Delisting Determination,The Nasdaq Stock Market, LLC,
February 18, 2010, Rio Vista Energy Partners, L.P. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Rio Vista Energy Partners, L.P.
(the Company), effective at the opening of the trading session on March 1, 2010. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5100 and 5250(c)(1). The Company was notified of the Staffs determination on September 28, 2009.
Upon review of the information provided by the Company, the Panel issed a decision dated October 21, 2009, granting the Company continued listing pursuant to an exception through December 18, 2009, by which date the Company was required to regain compliance with Listing Rules 5100 and 5250(c)(1). However, the Company did not regain compliance by that date. On December 15, 2009, the Panel notified the Company that trading in the Companys securities would be suspended on December 17, 2009. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on January 29, 2010.